                                                                   June 27, 2002




Securities and Exchange Commission
Washington, DC



Ladies and Gentlemen:

     Arthur Andersen & Co. has represented to Nera ASA that its audit on the financial statements of Nera ASA which are included in Nera's Annual Report on Form 20-F for the year ended December 31, 2001 was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with U.S. and Norwegian professional standards, that there was appropriate continuity of Arthur Andersen & Co. personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen & Co. to conduct the relevant portions of the audit.


                                 Sincerely,



                                 /s/ Odd Bjorn Ur
                                 ---------------------------------------------
                                 Executive Vice President - Corporate Control